EXHIBIT 4.20
SECOND AMENDMENT TO
SECOND AMENDED AND RESTATED CREDIT AGREEMENT
     THIS SECOND AMENDMENT (“Second Amendment”) is made as of July 24, 2009 by and among the financial institutions signatory hereto (individually a “Bank,” and any and all such financial institutions collectively, the “Banks”), Comerica Bank, as Administrative Agent for the Banks (in such capacity, the “Agent”) and Olympic Steel, Inc. (the “Company”).
RECITALS
     A. The Company has entered into that certain Second Amended and Restated Credit Agreement dated as of May 28, 2008 (as amended, supplemented, amended and restated or otherwise modified from time to time, the “Credit Agreement”) with each of the Banks and the Agent pursuant to which the Banks agreed, subject to the satisfaction of certain terms and conditions, to extend or to continue to extend financial accommodations to the Company, as provided therein.
     B. At the request of the Company, Agent and the requisite Banks have agreed to make certain amendments and modifications to the Credit Agreement as set forth below, but only on the terms and conditions set forth in this Second Amendment.
     NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, Company, Agent and the Banks agree:
     1. Section 1.1 of the Credit Agreement is hereby amended by deleting the definitions of “Consolidated EBITDA”, “Euro-currency-based Rate”, “Impaired Bank” and “LIBOR Rate” and inserting the following definitions in their respective places:
““Consolidated EBITDA” shall mean, for any period, the sum of Consolidated Net Income for such period, plus to the extent deducted in determining Consolidated Net Income, Consolidated Interest Expense, Consolidated Income Taxes, Consolidated depreciation and amortization, non-cash losses, expenses or other charges relating to goodwill impairment, provided such charges are not in excess of $6,600,000, and lower of cost or market charges provided that the cumulative amount of such charges is not in excess of $100,000,000 for the period from January 1, 2009 through May 31, 2010, minus, to the extent included in Consolidated Net Income, non-cash gains, all as determined in accordance with GAAP.”

““Eurocurrency-based Rate” shall mean, with respect to any Eurocurrency-Interest Period the greater of (A) the LIBOR Floor and (B) the per annum interest rate which is equal to the sum of the Applicable Margin plus the quotient of:
(i) the LIBOR Rate, divided by
(ii) an amount equal to one minus the stated maximum rate (expressed as a decimal) of all reserve requirements (including, without limitation, any marginal, emergency, supplemental, special or other reserves) that is specified on the first day of such Eurocurrency-Interest Period by the Board of Governors of the

Federal Reserve System (or any successor agency thereto) for determining the maximum reserve requirement with respect to eurodollar funding (currently referred to as “eurocurrency liabilities” in Regulation D of such Board) maintained by a member bank of such System, all as conclusively determined (absent manifest error) by the Administrative Agent, such sum to be rounded upward, if necessary, to the nearest whole multiple of 1/100th of 1%.”

““Impaired Bank” means a Bank (a) that has failed to fund its Percentage of any Advance or to purchase participations in a Swing Line Advance or any Reimbursement Obligations, (b) that has otherwise failed to pay to the Agent or any other Bank any other amount required to be paid by it under the terms of this Agreement or any other Loan Document, unless such Bank is disputing such obligation to pay any such amount in good faith, (c) which the Agent, the Issuing Bank or Swing Line Bank believes, in good faith, has defaulted in fulfilling its obligations under any other syndicated credit facilities or as a participant in any other credit facility unless such Bank is disputing such obligations in good faith, (d) that has been, or is controlled by any Person which has been, determined to be insolvent or that has become subject to a bankruptcy or other similar proceeding, (e) any material assets or management of which has been taken over by any governmental authority or (f) who has, or whose parent corporation has, a credit rating of less than BBB-/Baa3 (or equivalent) from Standard & Poor’s or Moody’s. As used in this definition “parent corporation” means, with respect to a Bank, any Person controlling such Bank, including, without limitation, the bank holding company (as defined in Regulation Y of the Board of Governors of the Federal Reserve System) if any, of such Bank.”

““LIBOR Rate” shall mean the rate determined by the following calculation:

(a)	with respect the principal amount of any Eurocurrency-based Advance outstanding hereunder, the per annum rate of interest determined on the basis of the rate for deposits in United States Dollars for a period equal to the relevant Eurocurrency-Interest Period, commencing on the first day of such Eurocurrency-Interest Period, appearing on Page BBAM of the Bloomberg Financial Markets Information Service as of 11:00 a.m. (Detroit, Michigan time) (or soon thereafter as practical), two (2) Business Days prior to the first day of such Eurocurrency-Interest Period. In the event that such rate does not appear on Page BBAM of the Bloomberg Financial Markets Information Service (or otherwise on such Service), the “LIBOR Rate” shall be determined by reference to such other publicly available service for displaying LIBOR rates as may be agreed upon by Agent and Company, or, in the absence of such agreement, the “LIBOR Rate” shall, instead, be the per annum rate equal to the average (rounded upward, if necessary, to the nearest one-sixteenth of one percent (1/16%)) of the rate at which Agent is offered dollar deposits at or about 11:00 a.m. (Detroit, Michigan time) (or soon thereafter as practical), two (2) Business Days prior to the first day of such Eurocurrency-Interest Period in the interbank LIBOR market in an amount comparable to the principal amount of the relevant Eurocurrency-based Advance which is to bear interest at such Eurocurrency-based Rate and for a period equal to the relevant Eurocurrency-Interest Period; and

(b)	with respect to the principal amount of any Advance carried at the Daily Adjusting LIBOR Rate outstanding hereunder, the per annum rate of interest determined on the basis of the rate for deposits in United States Dollars for a period equal to one (1) month appearing on Page BBAM of the Bloomberg Financial Markets Information Service as of 11:00 a.m. (Detroit, Michigan time) (or soon thereafter as practical) on such day, or if such day is not a Business Day, on the immediately preceding Business Day. In the event that such rate does not appear on Page BBAM of the Bloomberg Financial Markets Information Service (or otherwise on such Service), the “LIBOR Rate” shall be determined by reference to such other publicly available service for displaying eurodollar rates as may be agreed upon by Agent and Company, or, in the absence of such agreement, the “LIBOR Rate” shall, instead, be the per annum rate equal to the average of the rate at which Agent is offered dollar deposits at or about 11:00 a.m. (Detroit, Michigan time) (or soon thereafter as practical) on such day in the interbank eurodollar market in an amount comparable to the principal amount of the Indebtedness hereunder which is to bear interest at such “LIBOR Rate” and for a period equal to one (1) month.”
     2. The first paragraph of Section 2.5 of the Credit Agreement is hereby amended by deleting it in its entirety and inserting the following in its place:
“The Swing Line Bank may, on the terms and subject to the conditions hereinafter set forth (including without limitation Section 2.5(c) hereof), make one or more advances (each such advance being a “Swing Line Advance”) to the Company, from time to time on any Business Day during the period from the Amendment Restatement Date to (but excluding) the Revolving Credit Maturity Date in an amount not to exceed in the aggregate at any time outstanding the Swing Line Maximum Amount.”
     3. Section 7.19 of the Credit Agreement is hereby amended by deleting it in its entirety and inserting following in its place:
“7.19 Availability and Consolidated EBITDA. Maintain (a) at all times Availability of not less than $15,000,000 commencing with the fiscal month ending nearest to June 30, 2010, (b) commencing with the fiscal month ending nearest to April 30, 2009, Consolidated EBITDA of no less than ($5,000,000) for (i) the one fiscal month period ending nearest to April 30, 2009, (ii) the two fiscal month period ending nearest to May 31, 2009, and (iii) for the three fiscal month period ending nearest to June 30, 2009 and the three fiscal month period ending nearest to the last day of each subsequent fiscal month end thereafter until and including the fiscal month ending nearest to May 31, 2010 and (c) commencing with the fiscal month ending nearest to April 30, 2009 through and including the fiscal month ending nearest to May 31, 2010, a cumulative Consolidated EBITDA for such period of no less than ($10,000,000).”
     4. This Second Amendment shall become effective (according to the terms hereof) on the date (the “Second Amendment Effective Date”) that the following conditions have been fully satisfied by the Company (the “Conditions”):
(a)	Agent shall have received counterpart copies (by facsimile or email) of (i) this Second Amendment, duly executed and delivered by the Company and the requisite Banks, (ii) a closing certificate in form and substance reasonably acceptable to the Agent and (iii) that certain Reaffirmation of Loan Documents executed by the Company and certain of its Subsidiaries in the form attached hereto as Exhibit A, in each case with original signatures to follow promptly thereafter.

(b)	Agent shall have received, for distribution to each Bank who executes and delivers this Second Amendment by July 24, 2009, the applicable work fee for each such Bank.

(c)	Agent shall have received such other documentation as it may reasonably request within a reasonable time period following such request, giving consideration to the extent and nature of the information so requested.
     5. Company hereby represents and warrants that, after giving effect to any amendments, consents and waivers contained herein, execution and delivery of this Second Amendment and the performance by each of them of their respective obligations under the Credit Agreement as amended hereby (herein, as so amended, the “Amended Credit Agreement”) are within its company powers, have been duly authorized, are not in contravention of law or the terms of its operating agreement or other organizational documents, as applicable, and except as have been previously obtained, do not require the consent or approval, material to the amendments set forth herein, of any governmental body, agency or authority, and the Amended Credit Agreement will constitute the valid and binding obligations of the Company, as applicable, enforceable in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance, ERISA or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether enforcement is sought in a proceeding in equity or at law).
     6. Except as specifically set forth herein, this Second Amendment shall not be deemed to amend or alter in any respect the terms and conditions of the Credit Agreement (including without limitation all conditions and requirements for Advances and any financial covenants) or any of the other Loan Documents, or to constitute a waiver or release by any of the Banks or the Agent of any right, remedy, Collateral, Default or Event of Default under the Credit Agreement or any of the other Loan Documents, except to the extent specifically set forth herein. The Company hereby acknowledges and agrees that this Second Amendment and the amendments contained herein do not constitute any course of dealing or other basis for altering any obligation of the Company, any other Loan Party or any other party or any rights, privilege or remedy of the Agents or the Banks under the Credit Agreement, any other Loan Document, any other agreement or document, or any contract or instrument except as expressly set forth herein. Furthermore, this Second Amendment shall not affect in any manner whatsoever any rights or remedies of the Banks or the Agents with respect to any other non-compliance by the Company with the Credit Agreement or the other Loan Documents not waived or otherwise amended hereby, whether in the nature of a Default or Event of Default, and whether now in existence or subsequently arising, and shall not apply to any other transaction.
     7. Company hereby acknowledges and confirms that it does not possess any claim, cause of action, demand, defense, and other right of action whatsoever, in law or equity against the Agent, the Collateral Agent or any of the Banks or any of their respective employees, officers, attorneys or agents (collectively, the “Bank Parties”), prior to or as of the date of this Second Amendment by reason of any cause or matter of any kind or nature whatsoever, including, but not limited to, any cause or matter arising from, relating to, or connected with, in any manner the Credit Agreement, any of the Loan Documents, any related document, instrument or agreement or this Second Amendment (including, without limitation, any payment, performance, validity or enforceability of any or all of the indebtedness, covenants, agreements, rights, remedies, obligations and liabilities under the Credit Agreement, any of the Loan Documents, any related document, instrument or agreement or this Second Amendment) or any transactions relating to any of the foregoing, or any or all actions, courses of conduct or other matters in any manner whatsoever relating to or otherwise connected with any of the foregoing.
     8. Company hereby reaffirms, confirms, ratifies and agrees to be bound by each of its covenants, agreements and obligations under the Credit Agreement, as amended as of the date hereof, and each other Loan Document previously executed and delivered by it, or executed and delivered in accordance with this Second Amendment. Each reference in the Credit Agreement to “this Agreement” or “the Credit Agreement” shall be deemed to refer to Credit Agreement as amended by this Second Amendment and each previous amendment thereto.
     9. Unless otherwise defined to the contrary herein, all capitalized terms used in this Second Amendment shall have the meanings set forth in the Credit Agreement.
     10. This Second Amendment shall be a contract made under and governed by the internal laws of the State of Michigan, and may be executed in counterpart, in accordance with the Credit Agreement.
     11. Company, the Agent, the Collateral Agent and each Bank party hereto agrees that any copy of this Second Amendment (or any other Loan Document) signed by them and transmitted by facsimile, email or any other delivery method shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence.

     IN WITNESS WHEREOF, the Company, the Banks and Agent have each caused this Second Amendment to be executed by their respective duly authorized officers or agents, as applicable, all as of the date first set forth above.

AGENT: COMERICA BANK, as Agent, Swing Line Bank, Issuing Bank and Bank
By:
Its:

COMPANY: OLYMPIC STEEL, INC.
By:
Its:

CONSENT TO SECOND AMENDMENT TO SECOND AMENDED
AND RESTATED CREDIT AGREEMENT
     The undersigned Bank hereby consents and agrees to the amendments, terms and conditions set forth in that certain Second Amendment to Second Amended and Restated Credit Agreement dated                     , 2009.
Dated:                     , 2009

(Bank)
By:
Its: